By EDGAR Correspondence and Facsimile

April 12, 2011

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:     Franklin Resources, Inc.
Form 10-K for the year ended September 30, 2010
Filed November 16, 2010
File No. 1-9318

Dear Mr. Cash:

We have received your letter dated March 29, 2011. Set forth below are each of the comments in your letter followed by our response. Where additions or changes to disclosures in future filings are included the revised language is provided in bold text.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

1.	Comment:

We note your response to our prior comment two and have the following additional comments:

•
While we recognize that you disclose the details of your assets under management by investment objective and sales region, we continue to believe that you should revise future filings to quantify and discuss changes in your investment management fee rates by asset class. Given that your results are significantly impacted by your management fees, it appears that this information is important to allow a reader to more fully understand your performance. It also appears to us that this information should be supplemented by a general discussion of the performance of your most significant funds relative to benchmarks and/or competing fund performance.

•
While we note the disclosures in your Form 10-Q for the quarter ended December 31, 2010 include a discussion of some of the underlying factors that impact your results, we continue to believe that you should revise future filings to quantify the impact of each factor on your results, where practicable.

•
We continue to believe that you should include a more specific and comprehensive discussion regarding how sales, distribution and marketing expenses and compensation and benefit expenses compare to the related revenues. While we note that changes in these expenses may not directly correlate to changes in revenues, it

•	appears to us that discussing changes in these expenses relative to changes in the related revenues would be beneficial and useful to investors.

Response:

Our investment management fee rates have historically not varied significantly from period to period. Furthermore, changes in our rates are generally consistent with changes in the industry average rates by investment objective, or asset class, which we disclosed on page 43 of our Form 10-K. We offer multiple products within investment objectives and distribute those products through multiple distribution channels in multiple geographic regions. As a result of our diversification we have close to one thousand investment management contracts. Because we do not believe that disclosing investment management fee rates by investment objective would be meaningful, we disclose our average effective fee rate as a lagging indicator of our performance. We do not use the effective fee rate as a metric to manage the business. Furthermore, because we have not experienced material shifts in our average effective fee rate, and because it would not be practical for investors to model the changes in average AUM for each of our numerous product categories, investors have not asked us to provide asset class or product-level pricing information.

As our products are highly diversified, no individual fund would have a material impact on investment management revenue in relation to our consolidated operating results. We believe that it would not be meaningful to a reader of our financial statements to disclose individual fund performance information. We also note that the performance of individual funds is publicly available through other channels including our website. Additionally, large diversified peer investment managers do not generally provide individual fund information in their disclosures. However, we believe that a comparison of our funds in the aggregate to the performance of competing funds would provide useful information to investors.

In future filings, we will:

•
Add a statement to the Form 10-K disclosure of average industry rates to clarify that changes to our investment management fee rates are generally consistent with changes in industry rates, and to the extent practicable, provide a more detailed discussion of significant changes in the overall rate.

•
Expand our disclosure of the average mix of AUM to provide the same level of investment objective detail as the ending AUM and revise our disclosure of AUM by sales region to present the data on an average basis.

In addition, we will evaluate the quality of available data with the intention to include a comparison of our aggregate fund performance to competing funds' performance in future filings no later than in our Form 10-K for the year ended September 30, 2011.

In future filings, we will quantify the impact of each factor affecting sales, distribution and marketing expenses, and the impact of factors affecting other revenues and expenses where practicable.

Due to our significant mix of international products and the difference in domestic and international fee structures, comparisons of sales, distribution and marketing expenses with related revenue are not meaningful. In order to clarify this, in future filings we will add the following to our management's discussion and analysis disclosure for sales, distribution and marketing expenses:

“Distribution expenses, which are typically higher for international products, are generally not directly correlated with distribution fee revenues due to international fee structures which provide for recovery of certain distribution costs through investment management fees.”

As noted in our previous response, changes in our compensation and benefits do not directly correlate with changes in revenues because the majority of such expenses are not variable. With the exception of our insignificant variable compensation costs that are related to performance-based investment management fees, we do not measure or monitor compensation and benefit expenses in relation to revenues as it would not be meaningful to us. Accordingly, we do not believe that discussing changes in these expenses relative to changes in revenues would be beneficial or useful to investors.

Critical Accounting Policies, page 53
Fair Value Measurements, page 53

2.	Comment:

We note your response to our prior comment three. We continue to believe that you should revise future annual and quarterly filings to include sensitivity information regarding how changes in the value of your assets under management may impact your results. While we understand that this calculation is not straightforward, it would appear that it would be beneficial and useful to an investor to understand how changes in the value of your AUM, including the consideration of factors such as investment objectives, geographic regions and product mix, may impact your performance. Alternatively, please revise future filings to fully explain why you are unable to provide a meaningful sensitivity analysis.

Response:

As noted in our previous response, we believe that the diversity of our AUM prevents the preparation of a meaningful sensitivity analysis for changes in the value of our AUM. Due to the considerable number and potential combinations of required inputs and their presumed correlation to each other, any such analysis would have too many assumptions, and the result would be overly complicated. In future filings, we will add the following to the investment management fees section of management's discussion and analysis:

“Our product offerings and global operations are diverse. As such, the impact of future changes in the market value of AUM on investment management fees will be affected by the relative mix of investment objective, geographic region, distribution channel and investment vehicle of the assets.”

Item 8. Financial Statements and Supplementary Data, page 64

3.	Comment:

We note your response to our prior comment four; however, it does not appear to us that your proposed revisions adequately convey the fact that your disclosures include changes in redeemable interests.

Response:

In future Form 10-K filings, we will revise the title of the statement to be “Consolidated Statements of Stockholders' Equity, Redeemable Noncontrolling Interests and Comprehensive Income.” Additionally, in future Form 10-Q filings, we will revise the title of the “Stockholders' Equity and Comprehensive Income” footnote to be “Stockholders' Equity, Redeemable Noncontrolling Interests and Comprehensive Income.”

Please note that while our responses above include examples of intended revisions for future filings, our actual future disclosures are subject to change based on the facts and circumstances at the time.

Please do not hesitate to contact me at 650-312-2230 if you have any additional questions.

Sincerely,

/s/ Kenneth A. Lewis

Kenneth A. Lewis
Executive Vice President and Chief Financial Officer
Franklin Resources, Inc.

4